Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS AND FINANCIAL CONDITION

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements including, without limitation, the risk factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”). All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates.

The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report . The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the operating results for the full fiscal year.

Overview

Our activity is primarily focused on the defense electronics market.   Our aim is to provide not only state-of-the-art products, but to also provide comprehensive solutions for one or more systems. Our current product lines are:

•	Tactical radars for maneuver forces and border protection systems (land based); and

•	Military avionics (data/video recorders, core avionics and inertial navigation systems for aircraft and UAVs).

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.

General

Our interim condensed consolidated financial statements, appearing in this report, are prepared in dollars and in accordance with U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830.  The majority of our sales are made outside of Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period.    All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date.  Statement of operation amounts have been translated using the average exchange rate prevailing during the year.  Such translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances. We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

Revenue Recognition. We account for revenue recognition when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive. In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company generally satisfies performance obligations at a point in time, once the customer has obtained the legal title to the items purchased or service provided. Revenues from long-term and short-term fixed price contracts are usually recognized over time based on the cost-to-cost input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2019 and 2018, no impairment losses have been identified.

Accounting for income taxes. we adopted FASB ASC 740-10 “Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10. We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Inventory Valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $230,000, $39,000, $0 and $61,000 for the year ended December 31, 2019 and 2018 and the six months ended June 30, 2020 and 2019, respectively.

- Allowance for credit losses. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit losses for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $2,000, $2,000, $14,000 for six months ended June 30, 2020 and the years ended December 31, 2019 and 2018, respectively.

Stock-based compensation. We accounts for share-based payment in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in the Company's statement of operations. The Company account for forfeitures as they occur.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The Company adopted Topic 326 effective January 1, 2020, based on the composition of the Company’s trade receivables and Contract assets. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics and their supporting ground systems.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Research and Development Expenses, net. Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses, trade shows and exhibitions expenses, and success fees to business development consultants.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

Revenues.  Revenues increased by 74% to $32.6 million in the first half of 2020 compared with revenues of $18.7 million in the first half of 2019. The increase is primarily attributable to the continued acceptance of the Company’s proprietary radar solutions.

Cost of Revenues. Cost of revenues increased by 75% to $21.0 million for the six months ended June 30, 2020 from $12.0 million for the six months ended June 30, 2019.  The increase in our cost of revenues was mainly attributable to the increase in revenues.

Gross profit. Gross profit totaled $11.6 million in the first half (36% of revenues), an increase of 72% compared to gross profit of $6.7 million in the first half of 2019 (36% of revenues). The increase is attributable to the increase in Revenues.

Operating expense.  Our operating expenses increased by 34%  to $11 million in the first six months of 2020 compared to $8.1 million in the first six months of 2019, reflecting the increase in our revenues.

Financial Expenses, Net. We had net financial income of $197,000 in first six months of 2020 compared to net financial income of $43,000 in the first six months of 2019, as a result of interest obtained on the net proceeds from our January offering of Ordinary shares.

Net income.  As a result of the foregoing we had net income of $877,000 in the six months ended June 30, 2020 compared to a net loss $1.3 million in the first six months of 2019.

Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offerings, private placements of our Ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks, research and development grants from the government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, investment grants for approved enterprise programs and marketing grants from the government of Israel.

As of June 30, 2020, our cash position (cash and cash equivalents) totaled $29.9 million compared with $13.8 million in cash and cash equivalents as of December 31, 2019. Our improved financial position is attributable to our January 2020 an underwritten public offering of 4,819,052 of our Ordinary shares which provided us with net proceeds of approximately $23.5 million.

Net cash used in operating activities for the first six months of 2020 was $5.4 million. This was primarily due to the increase in inventory to support our increased revenues. For the first six months of 2019, net cash used by operating activities was $6.8 million.

Net cash used by investing activities during the first six months of 2020 was $2.4 million. This was primarily due to the purchase of property, plant and equipment. Net cash used by investing activities during the first six months of 2018 was $0.7 million

Net cash provided by financing activities during the first six months of 2020 was $24 million, reflecting proceeds received in this period from our January public offering. During the first six months of 2019 $1.5 million was provided by financing activities.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at a rate of 23%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.